FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results January-June 2006	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	July 27th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – June 2006





Telefónica

July 27th, 2006

Telefónica, S.A.
Investor Relations

This presentation is being broadcast live on the Internet

Disclaimer



This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.



Quarterly Results
January – June 2006

A very attractive set of financials in 1H06…

€ in Millions
(% change y-o-y)

	Jan-Jun 2006	Jan-Jun 2005	% Change 1H06/1H05	% Change 1H06/1H05 ex-forex [1]	% Change 1H06/1H05 Organic [2]
Revenues	25,162.5	17,186.4	+46.4%	+41.0%	+7.7%
Operating Income before D&A (OIBDA)	9,242.4	6,558.9	+40.9%	+35.4%	+7.4%
Operating Income (OI)	4,896.9	3,477.9	+40.8%	+36.6%	+16.5%
Net Income	2,574.0	1,835.1	+40.3%		
OpCF (OIBDA-CapEx)	6,220.8	4,664.0	+33.4%	+27.6%	+11.4%

Note: TPI has been discontinued in 2006 and 2005 following Telefónica's acceptance of Yell's offer in July 4th
(1) Assuming constant exchange rates as of 1H05
(2) Assuming constant exchange rates as of 1H05. Incorporating Telefóica O2 Czech Republic and O2 from January and February 1st 2005, respectively, and excluding Colombia Telecom (consolidated since May 2006)

...from top to bottom



€ in Millions
(% change y-o-y)
+40.9%
+40.8%
+40.3%
9,242.4
-4,345.5
(+41.0%)
4,896.9
39.4
(n.m.)
-1,190.6
(+63.0%)
-1,001.7
(+27.0%)
-169.9
(+32.0%)
2,574.0
1H06 OIBDA
D&A
1H06 Operating Income
Associates
Financial results
Taxes
Minorities & Discontinued operations
1H06 Net Income



EPS growth
(in €)
+44.1%
0.268
+47.5%
0.278
+45.6%
0.546
1Q06
2Q06
1H06
Annual growth rate

Note: TPI has been discontinued in 2006 and 2005 following Telefónica's acceptance of Yell's offer in July 4th



Quarterly Results
January – June 2006

Healthy growth in clients to secure a distinctive top-line growth profile in the sector

Mobile Accesses
(Organic[1] growth, thousands)


+16.5%
115,520
134,608
June 05
June 06

Retail Internet BB Accesses
(Organic[1] growth, thousands)


+47.5%
4,560
6,728
June 05
June 06

Pay TV Accesses
(Organic[1] growth, thousands)


+60.2%
489
783
June 05
June 06

12% organic annual growth in total accesses in 1H06

Contribution to organic revenue growth


+0.4 p.p.
+0.7 p.p.
+3.7 p.p.
+2.0 p.p.
+0.9 p.p.
+7.7%
TdE Group
T. Latam Group
TEM Group
T. O2 Europe
Others & Eliminations
Total

(1) O2 and Telefónica O2 Czech Republic included in the June05 figure. Colombia Telecom excluded from the June06 figure.



Deeper cost contention to drive profitability

OpEx¹ Organic Growth


-5.9 p.p.
+15.5%
+14.0%
+12.2%
+12.0%
+9.6%
1H05
9M05
FY05
1Q06
1H06

1H06 Organic OpEx¹ breakdown


2/3 of Opex Growth
+0.6 p.p.
+0.8 p.p.
+2.9 p.p.
+3.3 p.p.
+2.0 p.p.
+9.6%
TdE Group
T. Latam Group
TEM Group
T. O2 Europe
Others & Eliminations
Total

1H06 OIBDA Margin


41.3%
31.0%
36.7%
Fixed ²
Mobile ³
Group

Organic OIBDA Margin evolution


+0.1 p.p.
38.2%
38.3%
1H05
1H06 excluding O2 & Cesky

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes
(2) Aggregate of TdE and T. Latam
(3) Aggregate of TEM and O2 Group (Telefónica O2 Czech Republic and T. Deutschland are not included)



Quarterly Results
January – June 2006

Cash flow remains solid across businesses

1H06 CapEx evolution
(€ in Millions)



+59.5%
+0.2%
1,894.9
2,925.9
3,021.6
2,930.5
1H05 reported
1H05 organic ¹
1H06 reported
1H06 organic ¹

1H06 CapEx breakdown
(€ in Millions)



+10.0%
+22.6%
-15.3%
+1.9% (2)
+41.1%
675.9
419.3
678.9
1,054.6
192.6
3,021.6
TdE Group
T. Latam Group
TEM Group
T.O2 Europe
Others & Eliminations
Total

1Q06 OpCF (OIBDA-CapEx) growth
(€ in Millions)



+6.6%
+17.7%
+24.9%
+10.6% (2)
+33.4%
1,645.9
1,631.7
2,219.9
702.9
+20.4
6,220.8
TdE Group
T. Latam Group
TEM Group
T.O2 Europe
Others & Eliminations
Total
Annual growth rate

Telefónica

(1) 1H06 organic assumes foreign exchange rates as of 1H05, and excludes Colombia Telecom (May-Jun). 1H05 organic includes O2 (Feb-Jun) and Telefónica O2 Czech Republic (Jan-Jun)
(2) Pro-forma



Quarterly Results
January – June 2006

1H06 performance is in-line with year-end targets

Group Revenues
(€ in Millions)


2006 target
+34%/+37%
+40.4%
17,186.4
25,162.5
-1,033.1
24,129.4
1H05 reported
1H06 reported
Adjustments for guidance
1H06 adjusted for guidance

Group OIBDA
(€ in Millions)


2006 target
+26%/+29%
+35.1%
6,558.9
-137.4
6,421.5
9,242.4
-566.4
8,676.0
1H05 reported
Adjustments for guidance
1H05 adjusted for guidance
1H06 reported
Adjustments for guidance
1H06 adjusted for guidance

Group OI
(€ in Millions)


2006 target
+26%/+30%
+36.0%
3,477.9
-137.3
3,340.6
4,896.9
-352.3
4,544.6
1H05 reported
Adjustments for guidance
1H05 adjusted for guidance
1H06 reported
Adjustments for guidance
1H06 adjusted for guidance

Notes:
1H06 adjusted for guidance assumes constant exchange rates as of 1H05 and excludes TPI and Colombia Telecom results. In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For homogeneous comparison TPI is also excluded from 1H05 numbers, and the equivalent other exceptional revenues/expenses registered in 1H05 are also deducted from reported figures in terms of guidance calculation.

Telefónica de España Group: solid underlying revenue growth...



Contribution to Telefónica de España Group
1H06 Revenue Growth
y-o-y growth
+2.6%
2006 target
+0.5%/+2%
-0.5p.p.
-1.9p.p.
+4.1p.p.
+0.3p.p.
+0.4p.p.
+2.4p.p.
-0.6p.p
+1.8%
Traditional Access
Traditional Voice Services
Internet and Broadband Services
Data Services
IT Services
Parent Company
Affiliates [1]
TdE Group



TdE Group Quarterly Revenue Growth
Reported & Adjusted
-0.2 p.p.
+3.3%
-0.6 p.p.
+0.2 p.p.
+2.9%
+0.3%
+0.6 p.p.
+1.1 p.p.
+0.8 p.p.
+2.7%
Reported 1Q06
Easter effect
Traffic cards accounting
Adjusted 1Q06
Reported 2Q06
Easter effect
Telyco sales
Traffic cards accounting
Adjusted 2Q06

(1) Telyco, TTP, T. Cable, Terra España

...matched with cost contention...


TdE Group OpEx Breakdown
(€ in Millions)
-7.6%
1,465.8
+1.2%
-25.3%
Remaining Personnel Costs
Redundancy Provisions + Actuarial revision
-0.6%
1,449.6
-4.1%
627.8
+4.5%
101.3
-4.0%
3,644.5
Personnel
Supplies
External Services
Taxes
Operating Expenses
Annual growth rate


TdE Group Adjusted OIBDA²
for guidance calculation
(€ in Millions)
+8.4%
2006 target
+1%/+3%
2,137.9
2,318.2
1H05
1H06

Ex-Redundancy margin stable at 46%

- Lower Redundancy provision adds 6.2 p.p. to 1H06 growth ...
- ... partly offset by lower Real State sales and lower Public Subsidies

(1) Telyco, TTP, T. Cable, Terra España
(2) Exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses



...in a scenario where the pressure on the traditional business...

Accesses Evolution (in thousands)	**2Q06**
Fixed Telephony Accesses (June-06)	16,019.7
Change vs. June-05 (%)	-1.3%
Fixed Telephony Access net losses	88.8
Full ULL net adds	65.9
Shared ULL net adds	65.7

Pre-selected Lines Net Adds
(in thousands)


2Q05
-44.4
+3.8
3Q05
4Q05
-78.1
1Q06
-87.4
2Q06
-97.5

Estimated Traffic (Million minutes)	**1H06**	**1H05**	**% Change 1H06/1H05**
OUTGOING	28,462	31,442	-9.5%
Voice[1]	**22,474**	**22,765**	**-1.3%**
National	17,320	17,512	-1.1%
International	1,004	965	+3.9%
F2M	2,740	2,876	-4.7%
IN [2] & Others	1,411	1,413	-0,1%
Internet	5,988	8,676	-31,0%
INCOMING	22,790	26,063	-12,6%
TOTAL	**51,253**	**57,504**	**-10,9%**

(1) Outgoing - Internet
(2) Intelligent Network



...is being offset by the drive to develop broadband penetration

- Spanish market reaches 5.85 Million Internet BB accesses as of June 2006 with net adds of **+0.35 M.** Internet BB accesses in 2Q06.
- Telefónica de España Internet Broadband connectivity ARPU down 9% from June 2005

Telefónica push on 2P & 3P resulting in highest growth rates:
61% OF RETAIL IBB ACCESSES HAVE ALREADY DUO OR TRIO OFFERS

- **Net adds of 340,528 DUOS & TRIOS in 2Q06**

vs.

- **Net adds of 177,394 Retail IBB accesses in 2Q06**

2P & 3P Bundles
(thousands; end of period)


+90.2%
1,063.4
2,022.6
Dec 05
Jun 06

- Internet BB **estimated market share at 55%** end of 2Q06
- **267,473 Pay TV clients** by 2Q06 end
- Estimated **8% share of Spanish Pay TV** market



Quarterly Results
January – June 2006

Telefónica Latinoamérica: sustaining top-line growth across the region...

1H06 revenues
(€ in Millions)



+4.4%
2006 target(*)
+4%/+6%
+23.2%
3,781.3
4,660.3
4,559.8
3,947.7
1H05
1H06 reported
1H06 Reported (ex-Coltel)
1H06 (constant terms [1])

1H06 contribution to revenue growth by company
(in €, constant currency)



+2.6 p.p.
+1.1 p.p.
+0.1 p.p.
+0.3 p.p.
+0.3 p.p.
+4.4%
Telesp
TASA
T.Chile
TdP
Others [2]
T. Latam

1H06 revenue growth by company



+28.0%
+4.5%
+8.7%
+9.6%
+16.4%
+1.0%
+5.0%
+2.3%
Telesp
TASA
T.Chile
TdP
In €
Local currency

Local operators' revenues include data & IT revenues (formerly grouped under T. Empresas América) in 2005 and 2006. T. Latam includes Terra Latam units since January 2005

(1) Assuming constant exchange rates as of 1H05 (as of 2005 for year-end target). Excluding changes in consolidation.

(2) T. Empresas USA & Colombia, TIWS, Terra Latam, and Others & Eliminations



Quarterly Results
January – June 2006

...by capitalizing on broadband development...

Retail Internet BB Connections
(Thousands)



1H05
1H06
+40.7%
983
1,382
+70.8%
239
409
+77.7%
230
409
+40.9%
276
389
+49.8%
1,728
2,589
Telesp
TASA
T.Chile
TdP ¹
T.Latam ²

Broadband revenue growth
(1H06/1H05, local currency)



+32.0%
+50.3%
+45.5%
+31.4%
+34.9%
Telesp
TASA
T.Chile
TdP
T.Latam

Contribution of Internet&BB to revenue growth
(local currency)



+1.4p.p.
+2.0p.p.
+2.4p.p.
+2.8p.p.
+1.9p.p.
+2.7p.p.
+2.8p.p.
+3.5p.p.
Telesp
TASA
T.Chile
TdP ³
1H05
1H06

(1) Including cable modem
(2) Excluding Terra Latam
(3) TdP includes revenues from Cablemágico



Quarterly Results
January – June 2006

...while keeping a focus on efficiency through local and regional management

Operating expenses growth[1]
(Local currency)



+6.0%
+4.5%
1Q06
1H06

Adjusted OIBDA [2]
(€ in Millions)



+5.3%
2006 target [2]
+3%/+5%
+21.6%
y-o-y growth rate
1,735.8
+268.5
2,004.4
1H06 (constant terms [2] ex-Coltel)
Forex impact
1H06 (current terms ex-Coltel)

Group OIBDA margin



-1.7 p.p
+0.4 p.p.
45.7%
-210 b.p.
43.6%
44.0%
+4 b.p.
44.0%
1H05
1H05 capital gains
1H05 ex-capital gains
1H06
1H06 capital Gains & Coltel
1H06 ex-capital Gains & Coltel

Local operators' OIBDA include data & IT revenues (formerly grouped under T. Empresas América). T. Latam includes Terra Latam unit since January 2005.
(1) Personnel (ex-restructuring costs), External Services, Supplies, Bad debt expenses and Other operating expenses
(2) Adjusted for exceptional revenues & expenses not foreseeable in 2006. 1H06 and target refer to local currency (constant exchange rates). Excluding changes in consolidation, namely Coltel (46.7 M€)



Quarterly Results
January – June 2006

O2 UK: revenue growth underpinned by strong customer and ARPU growth

Service Revenues
(£ in Millions)



1,470
1,692
+15.1%
Feb-Jun 05
Feb-Jun 06

Broadly stable blended SAC

Feb-Jun OIBDA margin at 27.6%

Evolution of client base
(in thousands)



14,616
16,814
+15.0%
9,598
10,941
+14.0%
5,018
5,874
+17.1%
2Q05
2Q06
Pre-pay
Contract

- 474,000 net new subs. in 2Q06, more than double 2Q05 figure
- +29% in total gross adds y-o-y in 2Q06
- 6 p.p. drop in blended rolling churn to 28%

Average Revenue per User
(Quarterly monthly average, in £)



22
23
+4.5%
2Q05
2Q06

- 35% of clients on contract vs. 34% end of 2Q05
- +13% increase in MOU[1] to 169 minutes per month
- +9% increase in data ARPU[1] y-o-y

(1) Quarterly Monthly Average (£)



Quarterly Results
January – June 2006

O2 Germany: solid client growth offsets pressures on ARPU

Service Revenues
(€ in Millions)



1,131
+9.3%
1,238
Feb-Jun 05
Feb-Jun 06

Stable SAC for contract, reduced SAC on prepay

Feb-Jun OIBDA margin at 25.0%

Evolution of client base
(in thousands)



8,388
3,888
4,500
+23.2%
+32.3%
+15.4%
10,335
5,143
5,192
2Q05
2Q06
Pre-pay
Contract

- 236,000 net new clients in 2Q06
- 50.2% of total base on contract at the end of 2Q06 (53.6% end 2Q05)
- Stable Blended rolling churn

Average Revenue per User
(Quarterly monthly average, in €)



28
-13.9%
24
2Q05
2Q06

- +5% in MOU[1] driven by new value propositions (+14% on contract)
- Pressure by competition, change in mix and termination rate cuts

(1) Quarterly Monthly Average



Quarterly Results
January – June 2006

The solid performance of UK leads us to upgrade its service revenue guidance

Service Revenue Growth O2 UK



16.6%
14.9%
1Q06
2Q06

- Strong client growth (474k added in 2Q06 vs 359k in 1Q06)
- Churn control through branding & loyalty schemes
- ARPU uplift based on a solid value proposition

UPGRADED FROM

+6%/+9%

TO

+8%/+11%

WE REITERATE OUR GUIDANCE FOR "LOW DOUBLE DIGIT" GROWTH IN SERVICE REVENUES IN GERMANY AND STABLE MARGINS FOR BOTH THE UK AND GERMAN OPERATIONS



Quarterly Results
January – June 2006

T. O2 Czech Republic: underlying trend on track with guidance

€ in Millions (% change y-o-y)	Jan-Jun 2005	Jan-Jun 2006	% Change 1H06/1H05	% Change 1H06/1H05 local currency
Revenues	998.0	1,048.9	+5.1%	-0.1%
OIBDA	458.3	509.1	+11.1%	+5.2%
OIBDA Margin	45.9%	48.5%	+2.6 p.p.	
Operating Income (OI)	152.0	212.7	+40.0%	+32.6%

Evolution of Retail Internet & BB customer base



128,000
326,000
2.5x
June 05
June 06

BB revenue growth of 52.4% in local currency

Evolution of mobile client base (in thousands)



4,420
4,770
+7.9%
1,269
+36.1%
1,727
3,151
-3.4%
3,043
Pre-pay
Contract
June 05
June 06

Mobile revenue growth of 5.0% in local currency

Note
Local currency revenue growth is based on total revenues, including non-operating revenues



Quarterly Results
January – June 2006

Actively managing liabilities to limit the impact of higher gearing

	1H06	1H05	
Net Interest Expenses	(1,192.4)	(871.6)	+36.8%
FX Results	1.8	141.1	
Reported Financial Expenses	(1,190.6)	(730.5)	+63.0%

Average Total Net Debt
(€ in Millions)


27,752.9
+92.1%
53,318.3
1H05
1H06

Evolution of Average Effective Debt Service Rate [1]


6.3%
-1.8 p.p.
4.5%
1H05
1H06

- 12 billion € of secured financing this year, with >10 years average maturity
- Average debt maturity has increased to 6 years

(1) Reported Net financial expenses excluding fx results / Average total net debt

Cash Flow & Debt: starting to de-lever

Quarterly Results
January – June 2006

2Q06 Net Financial Debt Evolution

(€ in Millions)



2.8x OIBDA²
2.7x OIBDA³
2.8x OIBDA²
53,890.4
-2,313.6
+216.3
+1,432.3
+110.7
-368.1
52,968.0
+1,954.1
54,922.1
-2 Bn.€
52.9 Bn.€
554.3 M€ for debt reduction
Net Fin. Debt Mar06 adjusted ¹
FCF Post-Minorities
Commitments cancellation
TSA Dividends & Share Buyback
Net Fin. Investments
Changes in Consolidation & Forex
Net Fin. Debt Jun06 ex-Coltel
Coltel impact 2Q06
Net Fin. Debt Jun06 (reported)
TPI sale impact
Net Fin. Debt Jun06 (pro-forma)

- Keeping leverage constant at 2.8x OIBDA since March, despite Colombia Telecom acquisition
- The TPI sale, which was agreed in the 2Q06 although cashed-in in the 3Q06, will reduce debt by an additional 2 billion €

(1) Including 380.5 M€ last payment for O2, effective in the 2Q06
(2) Based on 12 months rolling OIBDA including Telefónica O2 Czech Republic, O2, and Colombia Telecom
(3) Based on 12 months rolling OIBDA including Telefónica O2 Czech Republic and O2



Conclusions

- Financial performance remains solid across the P&L, with high single digit organic revenues and OIBDA growth
- Underlying margins are sustained despite strong subscriber growth and intense competitive environments
- Top-line growth is being successfully transferred down the P&L, with EPS up 46% year-on-year
- First half key financial metrics are well in-line with Group guidance for 2006
- Wireline divisions are driving broadband penetration in their markets, retaining their position as sector benchmarks in terms of growth and profitability
- O2 retained its distinctive growth profile and outperformed in the UK, leading us to revise UK sales growth upwards

Telefónica